FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2015

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant's name into English)

1-3 Patriarchou Grigoriou
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release of Seanergy Maritime Holdings Corp. (the "Company") dated April 7, 2015, announcing the Company's financial results for the fourth quarter and twelve months ended December 31, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEANERGY MARITIME HOLDINGS CORP. (Registrant)

Dated: April 8, 2015
/s/ Stamatis Tsantanis By: Stamatis Tsantanis Chief Executive Officer

EXHIBIT 1

SEANERGY MARITIME HOLDINGS CORP. REPORTS FINANCIAL RESULTS FOR THE FOURTH QUARTER AND TWELVE MONTHS ENDED DECEMBER 31, 2014

April 7, 2015 - Athens, Greece - Seanergy Maritime Holdings Corp. (the "Company") (NASDAQ:SHIP) announced today its financial results for the fourth quarter and twelve months ended December 31, 2014.
Highlights of 2014:
•	Completion of Group's financial restructuring
•	Debt elimination of $134.9 million
•	Clean balance sheet with no indebtedness
•	Agreement to acquire one second hand Capesize vessel
Subsequent Corporate Developments:
•	Delivery of Capesize M/V Leadership on March 19, 2015
•	Funding arrangement totaling $8.8 million in March of 2015 with one of the Company's major shareholders and a member of the management team to partially fund the acquisition of M/V Leadership and for general corporate purposes
•	Loan agreement of $8.75 million in March of 2015 to partially fund the acquisition of M/V Leadership
Management Discussion:
Stamatis Tsantanis, the Company's Chairman & Chief Executive Officer, stated:
"Following our successful financial restructuring that was completed in 2014, we concluded another transformational transaction with the acquisition of the Capesize M/V Leadership.
"Going forward the Company remains committed to its business plan, which is to grow its fleet on a sustainable basis. The current prolonged market weakness has led to significantly lower asset prices and we now have more opportunities for acquisitions at historically depressed values. We believe that our long-standing relationships with several financial institutions, combined with our major shareholder's support, will allow us to grow our Company during the 30-year historical low point of the cycle. Seizing the opportunity, I would like to reiterate our belief that since a large portion of the overall returns in shipping relate to the timing and price of asset acquisitions, Seanergy represents a unique platform and opportunity for growth in the dry bulk space with a clean balance sheet and no debt.
"Turning to the financial results, in the twelve months ended December 31, 2014, Seanergy reported net income of $80.3 million, which includes a non-cash restructuring gain that took place in the first quarter of the year. The Company ended the fourth quarter of 2014 with $2.7 million in shareholders' equity and zero debt."

Fourth Quarter 2014 Developments:
Acquisition of the 2001 built Capesize vessel
On December 23, 2014, the Company entered into a Memorandum of Agreement for the purchase of a Japanese second hand 2001-built Capesize vessel for a gross purchase price of $17.3 million.
Equity Contribution and Letter of Intent for the funding of the Company by a Major Shareholder
On December 19, 2014, a company affiliated with one of the Company's major shareholders agreed to contribute $1.11 million in exchange for 4,440,000 common shares, which were issued on December 30, 2014. The purchaser has received customary registration rights in respect of those shares.
On December 17, 2014, a company affiliated with the same major shareholder entered into a letter of intent with the Company to provide financing in an aggregate amount of up to $8.5 million for the purpose of partly funding the acquisition of the 2001-built Capesize vessel and for general corporate purposes.
These transactions were approved by an independent committee of the Company's Board of Directors, which obtained a fairness opinion from an independent financial firm.
Strategic Agreement for the Contribution of Four Capesize Vessels
The closing of the previously announced agreement for the contribution of four Capesize vessels to Seanergy has been extended to June 30, 2015. Continued discussions could lead to changes in the transaction which remains subject to certain conditions and third party consents for the sellers.
Subsequent Developments:
Delivery of the 2001-built Capesize vessel
On March 19, 2015, the Company took delivery of the 2001-built Capesize vessel from an unaffiliated third party that was renamed Leadership. The acquisition of the vessel was financed by a funding arrangement and by a senior secured bank loan.
Entering into Funding Arrangement
On March 12, 2015, an entity affiliated with one of the Company's major shareholders and a member of the management team agreed to provide $8.8 million to partly finance the acquisition of M/V Leadership and for general corporate purposes. The $4.8 million was contributed in exchange for 26,667,500 common shares, which were issued on March 18, 2015. The remaining amount was provided in the form of a convertible promissory note issued on March 12, 2015 which is repayable in ten semi-annual installments plus a balloon installment. The purchasers of the newly issued shares have received customary registration rights. The transactions were approved by an independent committee of the Company's Board of Directors, which obtained fairness opinions from an independent financial firm.
Signing of Loan Agreement
On March 06, 2015, the Company entered into an $8.75 million loan agreement with a bank to partly finance the acquisition of M/V Leadership. The loan facility is repayable in twenty quarterly installments plus a balloon installment and is secured by a first priority mortgage over the vessel.

Receipt of Nasdaq Notice
As previously announced, in January 2015, the Company received a notification from the NASDAQ Stock Market, indicating that the Company is not in compliance with Nasdaq Listing Rule 5550(a)(2) because the closing share bid price was below the minimum $1.00 per share requirement. The Company has 180 days, or until July 27, 2015, to regain compliance.  In case the Company does not regain compliance within the aforementioned period it will be eligible for an additional 180-day grace period. The Company intends to cure the deficiency within the prescribed period and is considering its options, including a reverse stock split, in order to regain compliance. During this time the Company's common stock will continue to be listed and trade on NASDAQ and its business operations are not affected by the receipt of the notification.
Fleet Data:
	Twelve Months Ended December 31, 2014	Twelve Months Ended December 31, 2013
Fleet Data
Average number of vessels (1)	0.7	6.2
Ownership days (2)	268	2,275
Available days (3)	268	2,218
Operating days (4)	142	1,840

(1)	Average number of vessels is the number of vessels that constituted the Company's fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of the Company's fleet during the relevant period divided by the number of calendar days in the relevant period.
(2)	Ownership days are the total number of days in a period during which the vessels in a fleet have been owned. Ownership days are an indicator of the size of the Company's fleet over a period and affect both the amount of revenues and the amount of expenses that the Company recorded during a period.
(3)	Available days are the number of ownership days less the aggregate number of days that vessels are off-hire due to major repairs, dry dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels should be capable of generating revenues. During the twelve month period ending December 31, 2014 the Company did not incur any off-hire days for vessel scheduled dry docking.
(4)	Operating days are the number of available days in a period less the aggregate number of days that vessels are off-hire for any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.
Conference Call and Webcast: April 8, 2015
As announced, the Company's management team will host a conference call on April 8, 2015, at 08:00 a.m. ET to present the Company's financial results.
Conference Call details
Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or + (44) (0) 1452 542 301 (from outside the US). Please quote "Seanergy".
A replay of the conference call will be available until Wednesday, April 15, 2015. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 2094507#.
Audio Webcast
There will also be a simultaneous live webcast of the conference call over the Internet, through the Seanergy website (www.seanergymaritime.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Balance Sheets
December 31, 2014 and 2013
 (In thousands of US Dollars)

	December 31, 2014	December 31, 2013
ASSETS
Cash and restricted cash	2,873	3,075
Vessels, net	-	60,141
Other assets	395	3,134
TOTAL ASSETS	3,268	66,350

LIABILITIES AND EQUITY
Total debt	-	134,911
Due to related parties	105	9,049
Accrued interest	-	9,480
Total other liabilities	487	3,605
Total shareholder's equity	2,676	(90,695)
TOTAL LIABILITIES AND EQUITY	3,268	66,350

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Statements of Income
For the three and twelve months ended December 31, 2014 and 2013
(In thousands of US Dollars, except for share and per share data, unless otherwise stated)

	Three months ended December 31,		Twelve months ended December 31,
	2014	2013	2014	2013
Revenues:
Vessel revenue, net	-	6,330	2,010	23,079

Expenses:
Voyage expenses	-	(1,235)	(1,298)	(8,348)
Vessel operating expenses	-	(1,693)	(1,006)	(11,086)
Management fees	-	(166)	(122)	(937)
General and administrative expenses	(999)	(1,123)	(3,296)	(4,378)
Depreciation and amortization	(3)	-	(3)	(1,214)
Gain (loss) on bad debt	-	22	(38)	-
Loss on sale of vessels and asset impairment charges	-	6,994	-	(3,564)
(Loss) gain from disposal of subsidiaries	-	(6)	-	25,719
Gain from restructuring	-	-	85,563	-
Operating (loss) income	(1,002)	9,123	81,810	19,271
Other income (expense):
Interest and finance costs	(246)	(1,664)	(1,463)	(8,389)
Loss from financial instruments	-	-	-	(8)
Other, net	(8)	12	1	33
Total other expenses net:	(254)	(1,652)	(1,462)	(8,364)
Net (loss) income	(1,256)	7,471	80,348	10,907

Net (loss) income per common share, basic and diluted	(0.08)	0.62	6.01	0.91
Weighted average number of common shares outstanding, basic	15,545,793	11,958,163	13,364,723	11,958,140
Weighted average number of common shares outstanding, diluted	15,545,793	11,959,271	13,364,750	11,959,276

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is a Marshall Islands corporation with its executive offices in Athens, Greece. The Company is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers.

As of today, the Company owns one Capesize bulk carrier of 171,199 dwt and with age of 14.2 years. According to the Company's business plan, Seanergy is continuously reviewing the market in order to identify further suitable vessel acquisitions.

The Company's common stock trades on the Nasdaq Capital Market under the symbol "SHIP".

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that such expectations will prove to have been correct, these statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the scope and timing of Securities and Exchange Commission ("SEC") and other regulatory agency review, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the SEC. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Investor Relations / Media
Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com